Management’s Discussion and Analysis
for the three months ended June 30, 2026

1.     HIGHLIGHTS
FINANCIAL
FIRST QUARTER OF FISCAL 2027

(amounts in millions, except per share amounts, adjusted ROIC, net debt-to-adjusted EBITDA and book-to-sales ratio)	Q1-2027	Q1-2026	Variance $	Variance %
Performance
Revenue	$1,173.4	$1,098.6	$74.8	6.8%
Operating income	$86.8	$133.8	$(47.0)	(35.1%)
Adjusted segment operating income(1)	$156.6	$169.3	$(12.7)	(7.5%)
Net income attributable to equity holders of the Company	$31.0	$57.2	$(26.2)	(45.8%)
Basic and diluted earnings per share (EPS)	$0.10	$0.18	$(0.08)	(44.4%)
Adjusted EPS(1)	$0.26	$0.26	$—	—%
Net cash provided by (used in) operating activities	$175.1	$(15.3)	$190.4
Free cash flow(1)	$104.0	$(134.7)	$238.7
Liquidity and Capital Structure
Invested capital(1)	$8,129.5	$8,227.2	$(97.7)	(1.2%)
Adjusted return on invested capital (ROIC)(1)%	7.5%	7.8
Net debt-to-adjusted EBITDA(1)	2.27	2.75
Growth
Adjusted order intake(1)	$1,289.6	$1,122.8	$166.8	14.9%
Adjusted backlog(1)	$19,192.3	$19,484.1	$(291.8)	(1.5%)
Book-to-sales ratio(1)	1.10	1.02
Book-to-sales ratio(1) for the last 12 months	1.04	1.61
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

CHANGES TO NON-IFRS MEASURES
As announced in May 2026, we revised the composition of certain non-IFRS measures in the first quarter of fiscal 2027:
–Adjusted segment operating income was revised to exclude the amortization of acquisition-related intangible assets; and
–Adjusted net income was revised to exclude the amortization of acquisition-related intangible assets; which also impacts the determination of adjusted EPS.

In addition, we refined the measurement of simulator utilization rates, full-flight simulators (FFSs) in CAE's network and Simulator equivalent unit (SEU), which are no longer adjusted for factors such as relocations, downtime or storage.

Comparative figures have been adjusted to conform to these changes.

CAE First Quarter Report 2027 I 1

Management’s Discussion and Analysis

2.     INTRODUCTION
In this management’s discussion and analysis (MD&A), we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:
–This year and 2027 mean the fiscal year ending March 31, 2027;
–Last year, prior year and a year ago mean the fiscal year ended March 31, 2026;
–Dollar amounts are in Canadian dollars.

This MD&A was prepared as of August 12, 2026. It is intended to enhance the understanding of our unaudited consolidated interim financial statements and notes for the first quarter ended June 30, 2026 and should therefore be read in conjunction with this document and our annual audited consolidated financial statements for the year ended March 31, 2026. We have prepared it to help you understand our business, performance and financial condition for the first quarter of fiscal 2027. Except as otherwise indicated, all financial information has been reported in accordance with IFRS Accounting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and based on unaudited figures.

For additional information, please refer to our MD&A for the year ended March 31, 2026 which provides you with a view of CAE as seen through the eyes of management and helps you understand the Company from a variety of perspectives:
–Our purpose, mission and vision;
–Our strategy;
–Our operations;
–Foreign exchange;
–Consolidated results;
–Results by segment;
–Consolidated cash movements and liquidity;
–Consolidated financial position;
–Business risk and uncertainty;
–Compensation of key management personnel;
–Non-IFRS and other financial measures and supplementary non-financial information;
–Changes in accounting policies;
–Internal control over financial reporting;
–Oversight role of Audit Committee and Board of Directors (the Board).

You will find our most recent financial report and Annual Information Form (AIF) on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

NON-IFRS AND OTHER FINANCIAL MEASURES
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Performance Measures
–Gross profit margin (or gross profit as a % of revenue);
–Operating income margin (or operating income as a % of revenue);
–Adjusted segment operating income or loss;
–Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue);
–Adjusted effective tax rate;
–Adjusted net income or loss;
–Adjusted earnings or loss per share (EPS);
–EBITDA and Adjusted EBITDA;
–Free cash flow.

Liquidity and Capital Structure Measures
–Non-cash working capital;
–Invested capital;
–Adjusted return on invested capital (ROIC);
–Net debt;
–Net debt-to-capital;
–Net debt-to-EBITDA and net debt-to-adjusted EBITDA.

2 I CAE First Quarter Report 2027

Management’s Discussion and Analysis
Growth Measures
–Adjusted order intake;
–Adjusted backlog;
–Book-to-sales ratio.

Definitions of all non-IFRS and other financial measures are provided in Section 9.1 “Non-IFRS and other financial measure definitions” of this MD&A to give the reader a better understanding of the indicators used by management. In addition, when applicable, we provide a quantitative reconciliation of the non-IFRS and other financial measures to the most directly comparable measure under IFRS. Refer to Section 9.1 “Non-IFRS and other financial measure definitions” for references to where these reconciliations are provided.

ABOUT MATERIAL INFORMATION
This MD&A includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:
–It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or
–It is likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This MD&A includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to sustainability matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations, and other statements that are not historical facts. Since forward‑looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, “strategy”, “future” or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute “forward-looking statements” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward‑looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, strategic risks, such as geopolitical uncertainty, transformation plan implementation, global economic conditions, competitive business environment, original equipment manufacturer (OEM) encroachment, inflation, international scope of our business, changes in U.S. trade policies or regulations, level and timing of defence spending, constraints within the civil aviation industry, our ability to penetrate new markets, research and development (R&D) activities, evolving standards and technology innovation and disruption, length of sales cycle, business development and awarding of new contracts, strategic partnerships and long-term contracts, our ability to effectively manage our growth, estimates of market opportunity and competing priorities; operational risks, such as supply chain disruptions, program management and execution, mergers, acquisitions and divestitures, business continuity, subcontractors, fixed price and long-term supply contracts, our continued reliance on certain parties and information, and global safety and governance; cybersecurity risks; talent risks, such as recruitment, development and retention, ability to attract, recruit and retain key personnel and management, corporate culture and labour relations; financial risks, such as availability of capital, customer credit risk, foreign exchange, effectiveness of internal controls over financial reporting, liquidity risk, interest rate volatility, shareholder activism, returns to shareholders, estimates used in accounting, impairment risk, pension plan funding, indebtedness, restructuring, integration and acquisition costs, sales of additional common shares, market price and volatility of our common shares, seasonality, taxation matters and adjusted backlog; legal and compliance risks, such as data rights and governance, U.S. foreign ownership, control or influence mitigation measures, compliance with laws and regulations, insurance coverage potential gaps, product-related liabilities, environmental laws and regulations, government audits and investigations, protection of our intellectual property and brand, third-party intellectual property, foreign private issuer status, and enforceability of civil liabilities against our directors and officers; sustainability risks, such as extreme climate events and the impact of natural or other disasters (including effects of climate change) and sustainability commitments and expectations; reputational risks; technological risks, such as information technology (IT) and reliance on third-party providers for information technology systems and infrastructure management; and data and artificial intelligence risks.

CAE First Quarter Report 2027 I 3

Management’s Discussion and Analysis

The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE. Additionally, differences could arise because of events announced or completed after the date of this MD&A. You will find more information about the risks and uncertainties affecting our business in Section 9 “Business risk and uncertainty” of our MD&A for the year ended March 31, 2026. Readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this MD&A are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this MD&A. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

MATERIAL ASSUMPTIONS
The forward-looking statements set out in this MD&A are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability including the ongoing military conflicts in the Middle East and the rapidly evolving trade and tariff environment, customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives, transformation plans or operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to effectively execute on the opportunities identified as part of our transformation plan to simplify our structure, sharpen our focus and strengthen execution, and the realization of the expected strategic, financial and other benefits of our multi-year transformation plan in the timeframe anticipated and at expected cost levels. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of growth in its key civil aviation market. Accordingly, the assumptions outlined in this MD&A and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate. For additional information, including with respect to other assumptions underlying the forward‑looking statements made in this MD&A, refer to Section 9 “Business risk and uncertainty” of our MD&A for the year ended March 31, 2026.
4 I CAE First Quarter Report 2027

Management’s Discussion and Analysis
3.     ABOUT CAE
3.1       Who we are

At CAE, we exist to make the world safer. We deliver cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high-fidelity flight simulators and training solutions, while embedding sustainability at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness—today and tomorrow.

CAE’s common shares are listed on the Toronto Stock Exchange (TSX) and Nasdaq Global Select Market (Nasdaq) under the symbol CAE.

3.2       Our purpose, mission and vision

Our purpose is to make the world safer.
Our mission is to deliver cutting-edge training, simulation and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter.
Our vision is to be the trusted partner in advancing safety and mission readiness, defining the standard of excellence in training and critical operations by harnessing technology and enhancing human performance.

3.3       Our strategy

CAE’s four strategic pillars
There are four fundamental pillars that underpin our strategy:
–Market leadership;
–Revolutionizing training;
–Efficient growth;
–Skills and culture.

For further details, refer to Section 3.3 “Our strategy” of CAE’s MD&A for the year ended March 31, 2026 available on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

3.4       Our operations

Our operations are managed through two segments:
–Civil Aviation – We provide comprehensive training solutions for flight, cabin, maintenance, ground personnel and air traffic controllers in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as airline operations digital solutions. The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, air navigation service providers, maintenance, repair and overhaul organizations and aircraft finance leasing companies;
–Defense and Security – We are a global training and simulation provider delivering scalable, platform-independent solutions that enable and enhance force readiness and security. The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide.

There have been no significant changes to our operations since the end of fiscal 2026. For further details, refer to Section 3.4 “Our operations” of CAE’s MD&A for the year ended March 31, 2026 available on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

CAE First Quarter Report 2027 I 5

Management’s Discussion and Analysis

4.     FOREIGN EXCHANGE
We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for the two main foreign currencies in which we operate.

We used the closing foreign exchange rates below to value our assets, liabilities and adjusted backlog in Canadian dollars at the end of each of the following periods:

	June 30	March 31	Increase /
	2026	2026	(decrease)
U.S. dollar (US$ or USD)	1.42	1.39	2.2%
Euro (€ or EUR)	1.62	1.61	0.6%

We used the average quarterly foreign exchange rates below to value our revenues and expenses throughout the following periods:

	Three months ended
	June 30		Increase /
	2026	2025	(decrease)
U.S. dollar (US$ or USD)	1.38	1.39	(0.7%)
Euro (€ or EUR)	1.61	1.57	2.5%

The effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in this quarter's revenue of $9.0 million of which $5.5 million was within Civil and $3.5 million within Defense and Security when compared to the first quarter of fiscal 2026. We calculated this by translating the current quarter foreign currency revenue of our foreign operations using the average monthly exchange rates from the prior year’s first quarter and comparing these adjusted amounts to our current quarter reported results.

You will find more details about our foreign exchange exposure and hedging strategies in Section 9 “Business Risk and Uncertainty” of our MD&A for the year ended March 31, 2026.
6 I CAE First Quarter Report 2027

Management’s Discussion and Analysis
5.     CONSOLIDATED RESULTS
5.1       Results from operations – first quarter of fiscal 2027

(amounts in millions, except per share amounts)	Q1-2027	Q4-2026	Q3-2026	Q2-2026	Q1-2026
Revenue	$1,173.4	1,326.7	1,252.1	1,236.6	1,098.6
Cost of sales	$830.5	925.7	889.9	917.3	790.3
Gross profit	$342.9	401.0	362.2	319.3	308.3
As a % of revenue(1)%	29.2	30.2	28.9	25.8	28.1
Research and development expenses	$40.3	44.3	26.0	37.0	36.7
Selling, general and administrative expenses	$182.9	154.9	161.7	148.3	159.4
Other (gains) and losses	$1.6	9.9	4.0	(5.4)	—
Share of after-tax profit of equity accounted investees	$(17.0)	(19.9)	(25.3)	(15.9)	(21.6)
Restructuring, integration and acquisition costs	$48.3	84.4	—	—	—
Operating income	$86.8	127.4	195.8	155.3	133.8
As a % of revenue(1)%	7.4	9.6	15.6	12.6	12.2
Finance expense – net	$45.5	46.5	54.1	56.9	54.6
Earnings before income taxes	$41.3	80.9	141.7	98.4	79.2
Income tax expense	$8.7	6.6	29.6	22.3	19.0
As a % of earnings before income taxes
(effective tax rate)%	21.1	8.2	20.9	22.7	24.0
Net income	$32.6	74.3	112.1	76.1	60.2
Attributable to:
Equity holders of the Company	$31.0	73.1	108.9	73.9	57.2
Non-controlling interests	$1.6	1.2	3.2	2.2	3.0
	$32.6	74.3	112.1	76.1	60.2
EPS attributable to equity holders of the Company
Basic and diluted	$0.10	0.23	0.34	0.23	0.18

Adjusted segment operating income(1)	$156.6	233.2	217.4	176.7	169.3
Adjusted net income(1)	$83.5	152.4	125.3	90.2	83.8
Adjusted EPS(1)	$0.26	0.47	0.39	0.28	0.26
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Revenue was $1,173.4 million this quarter, $74.8 million or 6.8% higher compared to the first quarter of fiscal 2026. Revenue variances by segment were as follows:

(amounts in millions)
Three months ended June 30	2026	2025	Variance $	Variance %
Civil Aviation	$641.6	$607.7	$33.9	5.6%
Defense and Security	531.8	490.9	40.9	8.3%
Revenue	$1,173.4	$1,098.6	$74.8	6.8%

You will find more details in Section 6 “Results by segment” of this MD&A.

CAE First Quarter Report 2027 I 7

Management’s Discussion and Analysis

Gross profit was $342.9 million this quarter, $34.6 million or 11.2% higher compared to the first quarter of fiscal 2026. Gross profit variances by segment were as follows:

(amounts in millions)
Three months ended June 30	2026	2025	Variance $	Variance %
Civil Aviation	$209.3	$201.1	$8.2	4.1%
Defense and Security	133.6	107.2	26.4	24.6%
Gross profit	$342.9	$308.3	$34.6	11.2%

You will find more details in Section 6 “Results by segment” of this MD&A.

Operating income was $86.8 million this quarter, $47.0 million or 35.1% lower compared to the first quarter of fiscal 2026. This period's operating income included restructuring costs of $48.3 million. Last year's operating income included executive management transition costs of $14.0 million. Operating income variances by segment were as follows:

(amounts in millions)
Three months ended June 30	2026	2025	Variance $	Variance %
Civil Aviation	$61.5	$99.4	$(37.9)	(38.1%)
Defense and Security	25.3	34.4	(9.1)	(26.5%)
Operating income	$86.8	$133.8	$(47.0)	(35.1%)

Adjusted segment operating income was $156.6 million this quarter, $12.7 million or 7.5% lower compared to the first quarter of fiscal 2026. Adjusted segment operating income variances by segment were as follows:

(amounts in millions)
Three months ended June 30	2026	2025	Variance $	Variance %
Civil Aviation	$106.1	$123.0	$(16.9)	(13.7%)
Defense and Security	50.5	46.3	4.2	9.1%
Adjusted segment operating income	$156.6	$169.3	$(12.7)	(7.5%)

You will find more details in Section 6 “Results by segment” of this MD&A.

Finance expense – net was $45.5 million this quarter, $9.1 million or 16.7% lower compared to the first quarter of fiscal 2026. The decrease was mainly due to lower finance expense on long-term debt mainly attributable to a decreased level of borrowings during the period.

Income tax expense this quarter amounted to $8.7 million, representing an effective tax rate of 21.1%, compared to an effective tax rate of 24.0% for the first quarter of fiscal 2026. The adjusted effective tax rate on our adjusted net income was 23.4% this quarter compared to 24.3% in the first quarter of fiscal 2026. The decrease in the adjusted effective tax rate was mainly attributable to the change in the mix of income from various jurisdictions.

8 I CAE First Quarter Report 2027

Management’s Discussion and Analysis
5.2       Restructuring, integration and acquisition costs

	Three months ended
	June 30
(amounts in millions)	2026	2025
Severances and other employee related costs	$28.1	$—
Impairment of non-financial assets	12.0	—
Other costs	8.2	—
Total restructuring, integration and acquisition costs	$48.3	$—

On November 11, 2025, we announced a transformation plan to simplify our structure, sharpen our focus and strengthen execution. The transformation focuses on streamlining our organizational structure, assessing our portfolio, tightening our capital discipline, and optimizing our operational performance. As a result of these measures, we expect to record approximately $200 million to $250 million of total expenses for this transformation plan, with the majority to be incurred in fiscal 2026 and fiscal 2027, and realize annual recurring savings of approximately $125 million to $150 million through fiscal 2030. During the first quarter of 2027, costs related to this program totalled $48.3 million and included $28.1 million of severances and other employee related costs and $12.0 million of impairment of non-financial assets. Impairment of non‑financial assets included right-of-use assets of $3.9 million within Defense and Security, property, plant and equipment of $3.3 million within Civil Aviation and $2.2 million within Defense and Security, as well as a $2.6 million impairment of capitalized development costs mainly within Civil Aviation related to technologies no longer aligned with the Company’s strategic focus. Total costs incurred under the transformation plan since its inception amounted to $132.7 million as at June 30, 2026.

5.3       Consolidated adjusted order intake and adjusted backlog

			Defense and
(amounts in millions)	Civil Aviation		Security		Total
Three months ended June 30	2026	2025	2026	2025	2026	2025
Obligated backlog(1), beginning of period	$7,760.3	$8,165.0	$5,732.5	$5,563.5	$13,492.8	$13,728.5
'+ adjusted order intake(1)	837.7	511.4	451.9	611.4	1,289.6	1,122.8
- revenue	(641.6)	(607.7)	(531.8)	(490.9)	(1,173.4)	(1,098.6)
+ / - adjustments	(151.6)	(310.1)	20.3	(80.4)	(131.3)	(390.5)
Obligated backlog(1), end of period	$7,804.8	$7,758.6	$5,672.9	$5,603.6	$13,477.7	$13,362.2
Joint venture backlog(1) (all obligated)	697.5	621.2	3,359.4	3,576.7	4,056.9	4,197.9
Unfunded backlog and options(1)	—	—	1,657.7	1,924.0	1,657.7	1,924.0
Adjusted backlog(1)	$8,502.3	$8,379.8	$10,690.0	$11,104.3	$19,192.3	$19,484.1
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

The book-to-sales ratio for the quarter was 1.10x. The ratio for the last 12 months was 1.04x.

You will find more details in Section 6 “Results by segment” of this MD&A.

CAE First Quarter Report 2027 I 9

Management’s Discussion and Analysis

6.     RESULTS BY SEGMENT
We manage our business and report our results in two segments:
–Civil Aviation;
–Defense and Security.

The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of consumption when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

Unless otherwise indicated, elements within our segment revenue and adjusted segment operating income analysis are presented in order of magnitude.

6.1       Civil Aviation

FIRST QUARTER OF FISCAL 2027

FINANCIAL RESULTS
(amounts in millions)	Q1-2027	Q4-2026	Q3-2026	Q2-2026	Q1-2026
Revenue	$641.6	746.7	717.2	670.0	607.7
Gross profit	$209.3	257.6	232.9	198.6	201.1
As a % of revenue(1)%	32.6	34.5	32.5	29.6	33.1
Operating income	$61.5	88.0	141.8	108.7	99.4
Adjusted segment operating income(1)	$106.1	167.8	157.3	124.1	123.0
As a % of revenue(1)%	16.5	22.5	21.9	18.5	20.2
Depreciation and amortization	$90.4	89.3	88.1	86.7	86.9
Property, plant and equipment expenditures	$18.6	23.5	29.0	48.3	62.9
Intangible asset expenditures	$7.4	16.7	9.7	15.9	17.7
Invested capital(1)	$5,753.6	5,766.5	5,691.8	5,913.9	5,838.0
Adjusted backlog(1)	$8,502.3	8,437.2	8,227.8	8,477.1	8,379.8

Supplementary non-financial information
Simulator equivalent unit	319	323	324	321	319
FFSs in CAE's network	375	377	381	375	373
Utilization rate %	72.2	71.4	68.4	61.9	68.8
FFS deliveries	8	17	15	12	8
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Revenue was $641.6 million this quarter, $33.9 million or 5.6% higher compared to the first quarter of fiscal 2026. The increase was mainly due to higher revenue from business training services, driven by higher utilization. The increase was partially offset by lower revenue from simulator sales, primarily due to a lower contribution from contracts accounted for based on progress toward completion, while simulator deliveries remained consistent with the prior year.

Gross profit was $209.3 million this quarter, $8.2 million or 4.1% higher compared to the first quarter of fiscal 2026. The increase was mainly due to a higher contribution from business training services, driven by higher utilization. The increase was partially offset by a lower contribution from simulator sales, primarily due to a lower contribution from contracts accounted for based on progress toward completion, while simulator deliveries remained consistent with the prior year.

Adjusted segment operating income was $106.1 million this quarter, $16.9 million or 13.7% lower compared to the first quarter of fiscal 2026. The decrease was mainly due to higher selling, general and administrative expenses, including credit-related charges on financial assets, a lower contribution from simulator sales, primarily due to a lower contribution from contracts accounted for based on progress toward completion, while simulator deliveries remained consistent with the prior year, and lower profitability in our joint ventures primarily due to the impacts from the military conflicts in the Middle East. The decrease was partially offset by a higher contribution from business training services, driven by higher utilization.

You will find more details on the reconciliation between operating income and adjusted segment operating income in Section 9.3 “Non-IFRS measure reconciliations” of this MD&A.

10 I CAE First Quarter Report 2027

Management’s Discussion and Analysis
Invested capital decreased by $12.9 million compared to last quarter. The decrease was mainly due to depreciation and amortization in excess of capital expenditures, and lower non-cash working capital, partially offset by movements in foreign exchange rates.

Adjusted backlog

	Three months ended
	June 30
(amounts in millions)	2026	2025
Obligated backlog(1), beginning of period	$7,760.3	$8,165.0
'+ adjusted order intake(1)	837.7	511.4
- revenue	(641.6)	(607.7)
+ / - adjustments	(151.6)	(310.1)
Obligated backlog(1), end of period	$7,804.8	$7,758.6
Joint venture backlog(1) (all obligated)	697.5	621.2
Adjusted backlog(1)	$8,502.3	$8,379.8
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Adjusted order intake included contracts for 6 full-flight simulators (FFSs) sold in the quarter.

Adjustments this quarter were mainly due to the revaluation of prior year contracts, partially offset by foreign exchange movements.

This quarter's book-to-sales ratio was 1.31x. The ratio for the last 12 months was 1.07x.

CAE First Quarter Report 2027 I 11

Management’s Discussion and Analysis

6.2       Defense and Security

FIRST QUARTER OF FISCAL 2027

FINANCIAL RESULTS
(amounts in millions)	Q1-2027	Q4-2026	Q3-2026	Q2-2026	Q1-2026
Revenue	$531.8	580.0	534.9	566.6	490.9
Gross profit	$133.6	143.4	129.3	120.7	107.2
As a % of revenue(1)%	25.1	24.7	24.2	21.3	21.8
Operating income	$25.3	39.4	54.0	46.6	34.4
Adjusted segment operating income(1)	$50.5	65.4	60.1	52.6	46.3
As a % of revenue(1)%	9.5	11.3	11.2	9.3	9.4
Depreciation and amortization	$30.1	27.6	27.4	27.3	26.8
Property, plant and equipment expenditures	$33.1	19.2	21.6	39.3	44.0
Intangible asset expenditures	$1.4	1.8	3.1	4.1	4.7
Invested capital(1)	$2,007.8	1,971.6	2,004.0	2,096.9	2,062.2
Adjusted backlog(1)	$10,690.0	10,821.4	10,966.1	11,160.0	11,104.3
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Revenue was $531.8 million this quarter, $40.9 million or 8.3% higher compared to the first quarter of fiscal 2026. The increase was primarily driven by higher revenue in North America, reflecting increased activity on new program awards, as well as the realization of program efficiencies resulting in the completion of key program milestones.

Gross profit was $133.6 million this quarter, $26.4 million or 24.6% higher compared to the first quarter of fiscal 2026. The increase was mainly due to higher profitability and activity on our contracts in North America, as well as the realization of program efficiencies resulting in the completion of key program milestones.

Adjusted segment operating income was $50.5 million this quarter, $4.2 million or 9.1% higher compared to the first quarter of fiscal 2026. The increase was mainly due to higher profitability and activity on our contracts in North America, as well as the realization of program efficiencies resulting in the completion of key program milestones, partially offset by higher selling, general and administrative expenses related to increased bid and proposal activity.

You will find more details on the reconciliation between operating income and adjusted segment operating income in Section 9.3 "Non-IFRS measure reconciliations" of this MD&A.

Invested capital increased by $36.2 million compared to last quarter. The increase was mainly due to movements in foreign exchange rates.
12 I CAE First Quarter Report 2027

Management’s Discussion and Analysis
Adjusted backlog

	Three months ended
	June 30
(amounts in millions)	2026	2025
Obligated backlog(1), beginning of period	$5,732.5	$5,563.5
'+ adjusted order intake(1)	451.9	611.4
- revenue	(531.8)	(490.9)
+ / - adjustments	20.3	(80.4)
Obligated backlog(1), end of period	$5,672.9	$5,603.6
Joint venture backlog(1) (all obligated)	3,359.4	3,576.7
Unfunded backlog and options(1)	1,657.7	1,924.0
Adjusted backlog(1)	$10,690.0	$11,104.3
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Adjustments this quarter were mainly due to foreign exchange movements, partially offset by the revaluation of prior year contracts.

This quarter's book-to-sales ratio was 0.85x. The ratio for the last 12 months was 1.01x.

This quarter, $65.8 million was added to the unfunded backlog and $86.6 million was transferred to obligated backlog.

CAE First Quarter Report 2027 I 13

Management’s Discussion and Analysis

7.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY
We manage liquidity and regularly monitor the factors that could affect it, including:
–Cash generated from operations, including timing of milestone payments and management of working capital;
–Capital expenditure requirements;
–Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

7.1     Consolidated cash movements

	Three months ended
	June 30
(amounts in millions)	2026	2025
Cash provided by operating activities*	$156.1	$189.2
Changes in non-cash working capital	19.0	(204.5)
Net cash provided by (used in) operating activities	$175.1	$(15.3)
Property, plant and equipment expenditures	(51.7)	(106.9)
Intangible assets expenditures	(8.8)	(22.4)
Proceeds from the disposal of property, plant and equipment	—	5.1
Net payments to equity accounted investees	(5.5)	(13.1)
Dividends received from equity accounted investees	7.1	20.1
Other investing activities	(12.2)	(2.2)
Free cash flow(1)	$104.0	$(134.7)
Net proceeds from the issuance of common shares	10.3	10.0
Repurchase and cancellation of common shares	(39.0)	—
Other cash movements, net	(0.8)	(2.5)
Effect of foreign exchange rate changes on cash and cash equivalents	3.0	(5.0)
Net change in cash before proceeds and repayment of long-term debt	$77.5	$(132.2)
* before changes in non-cash working capital
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Net cash from operating activities was $175.1 million this quarter, $190.4 million higher compared to the first quarter of fiscal 2026. The increase was mainly due to a higher contribution from non-cash working capital.

Free cash flow was $104.0 million this quarter, $238.7 million higher compared to the first quarter of fiscal 2026. The increase was mainly due to a higher contribution from non-cash working capital and lower capital expenditures.
14 I CAE First Quarter Report 2027

Management’s Discussion and Analysis
8.     CONSOLIDATED FINANCIAL POSITION
8.1       Consolidated invested capital

	As at June 30	As at March 31
(amounts in millions)	2026	2026
Current assets	$2,209.8	$2,265.2
Less: cash and cash equivalents	(568.7)	(552.4)
Current liabilities	(2,653.9)	(2,361.3)
Less: current portion of long-term debt	592.6	252.0
Non-cash working capital(1)	$(420.2)	$(396.5)
Property, plant and equipment	3,013.1	2,993.0
Intangible assets	3,704.9	3,692.2
Other long-term assets	2,250.2	2,197.4
Other long-term liabilities	(418.5)	(416.2)
Invested capital(1)	$8,129.5	$8,069.9
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Adjusted return on invested capital (ROIC) was 7.5% this quarter, which compares to 7.8% in the first quarter of last year and 7.6% last quarter.

Non-cash working capital decreased by $23.7 million compared to last quarter. The decrease was mainly due to lower accounts receivable, partially offset by lower accounts payable and accrued liabilities.

Property, plant and equipment increased by $20.1 million compared to last quarter. The increase was mainly due to movements in foreign exchange rates, partially offset by depreciation in excess of capital expenditures.

Intangible assets increased by $12.7 million compared to last quarter. The increase was mainly due to movements in foreign exchange rates, partially offset by amortization in excess of capital expenditures.

Other long-term assets increased by $52.8 million compared to last quarter. The increase was mainly due to higher defined benefit pension plan assets and a higher carrying amount of investment in equity accounted investees due to undistributed profit and movements in foreign exchange rates.

Other long-term liabilities remained relatively unchanged compared to last quarter.

Total debt decreased by $19.3 million compared to last quarter. The decrease in total debt was mainly due to the net repayments of borrowings, partially offset by movements in foreign exchange rates.

CAE First Quarter Report 2027 I 15

Management’s Discussion and Analysis

Net debt decreased by $35.6 million compared to last quarter

Three months ended
(amounts in millions)	June 30, 2026
Net debt(1), beginning of period	$2,681.8
Impact of cash movements on net debt
(see table in the consolidated cash movements section 7.1)	(77.5)
Effect of foreign exchange rate changes on long-term debt	32.9
Additions and remeasurements of lease liabilities	(0.1)
Other	9.1
Change in net debt during the period	$(35.6)
Net debt(1), end of period	$2,646.2

Liquidity measures	As at June 30	As at June 30
	2026	2025
Net debt-to-capital(1)%	32.6%	39.3
Net debt-to-EBITDA(1)	2.56	2.73
Net debt-to-adjusted EBITDA(1)	2.27	2.75
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

We have a US$1.0 billion committed unsecured revolving credit facility at floating rates, provided by a syndicate of lenders. In June 2026, we extended the maturity date of our US$1.0 billion unsecured revolving credit facility by one year, until June 2031. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit. We manage an uncommitted receivable purchase facility of up to US$400.0 million, in which we sell interests in certain of our accounts receivable to third parties for cash consideration. We have certain debt agreements which require the maintenance of standard financial covenants. As at June 30, 2026, we are compliant with all our financial covenants.

Credit rating
CAE's credit rating issued by S&P Global Ratings of BBB- with stable outlook has remained unchanged as at June 30, 2026.

Total equity increased by $95.2 million this quarter. The increase in equity was mainly due to changes in other comprehensive income driven by foreign currency translation adjustments and net income realized this quarter, partially offset by the repurchase and cancellation of common shares under the normal course issuer bid program (NCIB).

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 321,395,891 common shares issued and outstanding as at June 30, 2026 with total share capital of $2,400.4 million. In addition, we had 2,500,577 options outstanding. As at July 31, 2026, we had a total of 320,456,259 common shares issued and outstanding and 2,479,054 options outstanding.

Repurchase and cancellation of common shares
On June 5, 2026, we announced the renewal of the NCIB to purchase, for cancellation, up to 16,073,033 of our common shares. The NCIB began on June 10, 2026 and will end on June 9, 2027 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases may be made through the facilities of the TSX or the Nasdaq, or in such other manner as may be permitted under applicable stock exchange rules and securities laws, at the prevailing market price at the time of acquisition, plus brokerage fees. All common shares purchased pursuant to the NCIB will be cancelled.

During the three months ended June 30, 2026, we repurchased and cancelled a total of 1,107,279 common shares (2025 – nil) under the NCIB, at a weighted average price of $35.26 per common share (2025 – nil), for a total consideration of $39.0 million (2025 – nil).
16 I CAE First Quarter Report 2027

Management’s Discussion and Analysis
9. NON-IFRS AND OTHER FINANCIAL MEASURES AND SUPPLEMENTARY NON-FINANCIAL INFORMATION
9.1       Non-IFRS and other financial measure definitions
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

A non-IFRS financial measure is a financial measure that depicts our financial performance, financial position, or cash flow and either excludes an amount that is included in or includes an amount that is excluded from the composition of the most directly comparable financial measures disclosed in our financial statements.

A non-IFRS ratio is a financial measure disclosed in the form of a ratio, fraction, percentage, or similar representation, that has a non‑IFRS financial measure as one or more of its components.

A total of segments measure is a financial measure that is a subtotal or total of two or more reportable segments and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A capital management measure is a financial measure intended to enable an individual to evaluate our objectives, policies and processes for managing our capital and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A supplementary financial measure is a financial measure that depicts our historical or expected future financial performance, financial position or cash flow and is not disclosed within our primary financial statements, nor does it meet the definition of any of the above measures.

Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation and Defense and Security) since we analyze their results and performance separately.

CHANGES TO NON-IFRS MEASURES
As announced in May 2026, we revised the composition of certain non-IFRS measures in the first quarter of fiscal 2027:
–Adjusted segment operating income was revised to exclude the amortization of acquisition-related intangible assets; and
–Adjusted net income was revised to exclude the amortization of acquisition-related intangible assets; which also impacts the determination of adjusted EPS.

In addition, we refined the measurement of simulator utilization rates, full-flight simulators (FFSs) in CAE's network and Simulator equivalent unit (SEU), which are no longer adjusted for factors such as relocations, downtime or storage.

Comparative figures have been adjusted to conform to these changes.

PERFORMANCE MEASURES
Gross profit margin (or gross profit as a % of revenue)
Gross profit margin is a supplementary financial measure calculated by dividing our gross profit by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

CAE First Quarter Report 2027 I 17

Management’s Discussion and Analysis

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, amortization of acquisition-related intangible assets, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.4 of the MD&A for the year ended March 31, 2026 and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025) and the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance. Refer to Section 9.3 “Non‑IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted effective tax rate
Adjusted effective tax rate is a supplementary financial measure that represents the effective tax rate on adjusted net income or loss. It is calculated by dividing our income tax expense by our earnings before income taxes, adjusting for the same items used to determine adjusted net income or loss. We track it because we believe it provides an enhanced understanding of the impact of changes in income tax rates and the mix of income on our operating performance and facilitates the comparison across reporting periods. Refer to Section 9.3 “Non‑IFRS measure reconciliations” of this MD&A for a calculation of this measure.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, amortization of acquisition-related intangible assets, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.4 of the MD&A for the year ended March 31, 2026 and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025) and the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Refer to Section 9.3 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods. Refer to Section 9.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of this measure.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss from continuing operations before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.4 of the MD&A for the year ended March 31, 2026 and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025) and the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non‑operational or non‑cash items. Refer to Section 9.3 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of these measures to the most directly comparable measure under IFRS.

Free cash flow
Free cash flow is a non-IFRS financial measure that assesses our ability to generate cash from our ongoing operations after considering ongoing investments required for property, plant and equipment and intangible assets. It demonstrates our ability to generate cash to repay debt obligations, make strategic investments and return cash to shareholders through either dividends or share repurchases. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting property, plant and equipment expenditures, intangible assets expenditures and other investing activities and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to Section 7.1 “Consolidated cash movements” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

18 I CAE First Quarter Report 2027

Management’s Discussion and Analysis
LIQUIDITY AND CAPITAL STRUCTURE MEASURES
Non-cash working capital
Non-cash working capital is a non-IFRS financial measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to Section 8.1 “Consolidated invested capital” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Invested capital
Invested capital is a non-IFRS financial measure we use to evaluate and monitor how much we are investing in our business.
–For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–For each segment, we take the total assets (not including cash and cash equivalents, tax accounts, employee benefits assets and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long‑term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Refer to Section 8.1 “Consolidated invested capital” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted return on invested capital (ROIC)
Adjusted ROIC is a non-IFRS ratio calculated over a rolling four-quarter period by taking adjusted net operating income after tax, divided by the average invested capital from continuing operations. Adjusted net operating income after tax is calculated by taking adjusted net income and further adjusting for finance expense – net, after tax, and amortization of acquisition-related intangible assets, after tax. We use adjusted ROIC to evaluate the profitability of our invested capital. Refer to Section 9.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of this measure.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to Section 8.1 “Consolidated invested capital” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Net debt-to-capital
Net debt-to-capital is a capital management measure calculated as net debt divided by the sum of total equity plus net debt. We use this to manage our capital structure and monitor our capital allocation priorities.

Net debt-to-EBITDA and net debt-to-adjusted EBITDA
Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-IFRS ratios calculated as net debt divided by the last twelve months EBITDA (or adjusted EBITDA). We use net debt-to-EBITDA and net debt-to-adjusted EBITDA because they reflect our ability to service our debt obligations. Refer to Section 9.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of these measures.

CAE First Quarter Report 2027 I 19

Management’s Discussion and Analysis

GROWTH MEASURES
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above, but excludes any portion of orders that have been directly subcontracted to a CAE subsidiary, which are already reflected in the determination of obligated backlog;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but multi-award indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

9.2 Supplementary non-financial information definitions

Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

20 I CAE First Quarter Report 2027

Management’s Discussion and Analysis
9.3       Non-IFRS measure reconciliations

Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Three months ended June 30	2026	2025	2026	2025	2026	2025
Operating income	$61.5	$99.4	$25.3	$34.4	$86.8	$133.8
Restructuring, integration and acquisition costs	29.1	—	19.2	—	48.3	—
Amortization of acquisition-related intangible assets	15.5	15.4	6.0	6.1	21.5	21.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	—	8.2	—	5.8	—	14.0
Adjusted segment operating income	$106.1	$123.0	$50.5	$46.3	$156.6	$169.3

Reconciliation of adjusted net income and adjusted EPS

	Three months ended
	June 30
(amounts in millions, except per share amounts)	2026	2025
Net income attributable to equity holders of the Company	$31.0	$57.2
Restructuring, integration and acquisition costs, after tax	36.2	—
Amortization of acquisition-related intangible assets, after tax	16.3	16.3
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs, after tax	—	10.3
Adjusted net income	$83.5	$83.8

Average number of shares outstanding (diluted)	322.1	321.1

Adjusted EPS	$0.26	$0.26

Calculation of adjusted effective tax rate

	Three months ended
		June 30
(amounts in millions, except effective tax rates)		2026	2025
Earnings before income taxes		$41.3	$79.2
Restructuring, integration and acquisition costs		48.3	—
Amortization of acquisition-related intangible assets		21.5	21.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs		—	14.0
Adjusted earnings before income taxes		$111.1	$114.7

Income tax expense		$8.7	$19.0
Tax impact on restructuring, integration and acquisition costs		12.1	—
Tax impact on amortization of acquisition-related intangible assets		5.2	5.2
Tax impact on impairments and other gains and losses arising from significant strategic transactions or specific events:
Tax impact on executive management transition costs		—	3.7
Adjusted income tax expense		$26.0	$27.9

Effective tax rate	%	21.1%	24.0
Adjusted effective tax rate	%	23.4%	24.3
CAE First Quarter Report 2027 I 21

Management’s Discussion and Analysis

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	June 30
(amounts in millions, except net debt-to-EBITDA ratios)	2026	2025
Operating income	$565.3	$754.4
Depreciation and amortization	466.9	430.6
EBITDA	$1,032.2	$1,185.0
Restructuring, integration and acquisition costs	132.7	30.9
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	—	22.3
Gain on fair value remeasurement of SIMCOM	—	(72.6)
Shareholder matters	—	10.6
Adjusted EBITDA	$1,164.9	$1,176.2

Net debt	$2,646.2	$3,236.1

Net debt-to-EBITDA	2.56	2.73
Net debt-to-adjusted EBITDA	2.27	2.75

Calculation of adjusted ROIC

	Last twelve months ended
	June 30
(amounts in millions)		2026	2025
Adjusted net income		$453.8	$448.0
Finance expense – net, after tax		160.4	167.1

Adjusted net operating income, after tax		$614.2	$615.1

Average invested capital		$8,161.1	$7,911.8

Adjusted ROIC	%	7.5%	7.8

22 I CAE First Quarter Report 2027

Management’s Discussion and Analysis
10.   CHANGES IN ACCOUNTING POLICIES
New and amended standards adopted
Amendments to IFRS 7 – Financial Statements Disclosures and IFRS 9 – Financial Instruments
In May 2024, the IASB issued amendments to IFRS 7 – Financial Statements Disclosures and IFRS 9 – Financial Instruments to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system, to clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion, add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets), and update the disclosures for equity instruments designated at FVOCI.

These amendments to IFRS 7 and IFRS 9 were applied for the first time on April 1, 2026 and had no material impact on the Company's consolidated financial statements.

11.   INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is communicated to the President and Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules.

As of June 30, 2026, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and have concluded that the Company’s disclosure controls and procedures were effective.

The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed, under the supervision of the President and Chief Executive Officer as well as the Chief Financial Officer, and effected by management and other key CAE personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the IASB. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in the Company’s internal control over financial reporting that occurred during the first quarter of fiscal 2027 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
CAE First Quarter Report 2027 I 23

Management’s Discussion and Analysis

12.     SELECTED QUARTERLY FINANCIAL INFORMATION

(amounts in millions, except per share amounts)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2027
Revenue	$1,173.4	—	—	—	1,173.4
Net income	$32.6	—	—	—	32.6
Equity holders of the Company	$31.0	—	—	—	31.0
Non-controlling interests	$1.6	—	—	—	1.6
Basic and diluted EPS attributable to equity holders of the Company	$0.10	—	—	—	0.10
Adjusted EPS(1)	$0.26	—	—	—	0.26
Average number of shares outstanding (basic)	321.5	—	—	—	321.5
Average number of shares outstanding (diluted)	322.1	—	—	—	322.1
Fiscal 2026
Revenue	$1,098.6	1,236.6	1,252.1	1,326.7	4,914.0
Net income	$60.2	76.1	112.1	74.3	322.7
Equity holders of the Company	$57.2	73.9	108.9	73.1	313.1
Non-controlling interests	$3.0	2.2	3.2	1.2	9.6
Basic EPS attributable to equity holders of the Company	$0.18	0.23	0.34	0.23	0.98
Diluted EPS attributable to equity holders of the Company	$0.18	0.23	0.34	0.23	0.97
Adjusted EPS(1)	$0.26	0.28	0.39	0.47	1.40
Average number of shares outstanding (basic)	320.4	320.7	321.4	321.8	321.1
Average number of shares outstanding (diluted)	321.1	322.2	322.7	323.2	322.2
Fiscal 2025
Revenue	$1,072.5	1,136.6	1,223.4	1,275.4	4,707.9
Net income (loss)	$50.8	54.8	171.2	138.2	415.0
Equity holders of the Company	$48.3	52.5	168.6	135.9	405.3
Non-controlling interests	$2.5	2.3	2.6	2.3	9.7
Basic and diluted EPS attributable to equity holders of the Company	$0.15	0.16	0.53	0.42	1.27
Adjusted EPS(1)	$0.26	0.29	0.33	0.52	1.40
Average number of shares outstanding (basic)	318.6	318.7	319.0	320.0	319.1
Average number of shares outstanding (diluted)	318.8	319.1	319.8	321.1	319.7
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
24 I CAE First Quarter Report 2027

Consolidated Interim Financial Statements

Consolidated Income Statement

		Three months ended June 30
(Unaudited)
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2026	2025
Revenue	2	$1,173.4	$1,098.6
Cost of sales		830.5	790.3
Gross profit		$342.9	$308.3
Research and development expenses		40.3	36.7
Selling, general and administrative expenses		182.9	159.4
Other (gains) and losses		1.6	—
Share of after-tax profit of equity accounted investees	2	(17.0)	(21.6)
Restructuring, integration and acquisition costs	3	48.3	—
Operating income		$86.8	$133.8
Finance expense – net	4	45.5	54.6
Earnings before income taxes		$41.3	$79.2
Income tax expense		8.7	19.0
Net income		$32.6	$60.2
Attributable to:
Equity holders of the Company		$31.0	$57.2
Non-controlling interests		1.6	3.0
Earnings per share attributable to equity holders of the Company
Basic and diluted	5	$0.10	$0.18

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE First Quarter Report 2027 I 25

Consolidated Interim Financial Statement
Consolidated Statement of Comprehensive Income

	Three months ended June 30
(Unaudited)
(amounts in millions of Canadian dollars)	2026	2025
Net income	$32.6	$60.2
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations	$109.1	$(218.8)
Net (loss) gain on hedges of net investment in foreign operations	(32.5)	112.9
Reclassification to income of gains on foreign currency exchange differences	—	(1.7)
Net (loss) gain on cash flow hedges	(9.9)	18.8
Reclassification to income of losses (gains) on cash flow hedges	4.9	(1.3)
Income taxes	(0.5)	(4.7)
	$71.1	$(94.8)
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$25.9	$26.7
Income taxes	(6.9)	(7.1)
	$19.0	$19.6
Other comprehensive income (loss)	$90.1	$(75.2)
Total comprehensive income (loss)	$122.7	$(15.0)
Attributable to:
Equity holders of the Company	$120.4	$(16.0)
Non-controlling interests	2.3	1.0

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

26 I CAE First Quarter Report 2027

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

(Unaudited)	June 30	March 31
(amounts in millions of Canadian dollars)	2026	2026
Assets
Cash and cash equivalents	$568.7	$552.4
Accounts receivable	533.6	624.3
Contract assets	458.1	485.3
Inventories	481.5	454.8
Prepayments	98.1	77.2
Income taxes recoverable	64.4	61.5
Derivative financial assets	5.4	9.7
Total current assets	$2,209.8	$2,265.2
Property, plant and equipment	3,013.1	2,993.0
Right-of-use assets	732.4	743.4
Intangible assets	3,704.9	3,692.2
Investment in equity accounted investees	591.4	572.7
Employee benefits assets	69.8	44.5
Deferred tax assets	149.6	147.6
Derivative financial assets	0.4	0.6
Other non-current assets	706.6	688.6
Total assets	$11,178.0	$11,147.8

Liabilities and equity
Accounts payable and accrued liabilities	$854.6	$935.1
Provisions	59.7	42.8
Income taxes payable	20.5	20.0
Contract liabilities	1,092.8	1,086.9
Current portion of long-term debt	592.6	252.0
Derivative financial liabilities	33.7	24.5
Total current liabilities	$2,653.9	$2,361.3
Provisions	11.5	11.2
Long-term debt	2,622.3	2,982.2
Employee benefits obligations	109.9	106.1
Deferred tax liabilities	39.3	38.3
Derivative financial liabilities	23.8	14.6
Other non-current liabilities	234.0	246.0
Total liabilities	$5,694.7	$5,759.7
Equity
Share capital	$2,400.4	$2,382.2
Contributed surplus	94.0	96.8
Accumulated other comprehensive income	417.6	347.2
Retained earnings	2,497.8	2,478.6
Equity attributable to equity holders of the Company	$5,409.8	$5,304.8
Non-controlling interests	73.5	83.3
Total equity	$5,483.3	$5,388.1
Total liabilities and equity	$11,178.0	$11,147.8

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.
CAE First Quarter Report 2027 I 27

Consolidated Interim Financial Statement
Consolidated Statement of Changes in Equity

(Unaudited)		Attributable to equity holders of the Company
Three months ended June 30, 2026		Common shares			Accumulated other
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2026		321,734,387	$2,382.2	$96.8	$347.2	$2,478.6	$5,304.8	$83.3	$5,388.1
Net income		—	$—	$—	$—	$31.0	$31.0	$1.6	$32.6
Other comprehensive income		—	—	—	70.4	19.0	89.4	0.7	90.1
Total comprehensive income		—	$—	$—	$70.4	$50.0	$120.4	$2.3	$122.7
Exercise of stock options		313,283	12.7	(2.4)	—	—	10.3	—	10.3
Settlement of equity-settled awards		455,500	13.7	(13.7)	—	—	—	—	—
Repurchase and cancellation of common shares	5	(1,107,279)	(8.2)	—	—	(30.8)	(39.0)	—	(39.0)
Equity-settled share-based payments expense, after tax		—	—	13.3	—	—	13.3	—	13.3
Transactions with non-controlling interests		—	—	—	—	—	—	(12.1)	(12.1)
Balances as at June 30, 2026		321,395,891	$2,400.4	$94.0	$417.6	$2,497.8	$5,409.8	$73.5	$5,483.3

		Attributable to equity holders of the Company
Three months ended June 30, 2025		Common shares			Accumulated other
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2025		320,265,108	$2,327.1	$69.8	$381.8	$2,112.8	$4,891.5	$84.5	$4,976.0
Net income		—	$—	$—	$—	$57.2	$57.2	$3.0	$60.2
Other comprehensive (loss) income		—	—	—	(92.8)	19.6	(73.2)	(2.0)	(75.2)
Total comprehensive (loss) income		—	$—	$—	$(92.8)	$76.8	$(16.0)	$1.0	$(15.0)
Exercise of stock options		348,020	12.2	(2.2)	—	—	10.0	—	10.0
Settlement of equity-settled awards		817	—	—	—	—	—	—	—
Equity-settled share-based payments expense, after tax		—	—	22.3	—	—	22.3	—	22.3
Transactions with non-controlling interests		—	—	—	—	—	—	(2.2)	(2.2)
Balances as at June 30, 2025		320,613,945	$2,339.3	$89.9	$289.0	$2,189.6	$4,907.8	$83.3	$4,991.1

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

28 I CAE First Quarter Report 2027

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

		Three months ended June 30
(Unaudited)
(amounts in millions of Canadian dollars)	Notes	2026	2025
Operating activities
Net income		$32.6	$60.2
Adjustments for:
Depreciation and amortization	2	120.5	113.7
Impairment of non-financial assets – net		12.3	1.5
Share of after-tax profit of equity accounted investees		(17.0)	(21.6)
Deferred income taxes		(7.5)	6.3
Investment tax credits		(7.7)	(4.6)
Equity-settled share-based payments expense		12.0	19.5
Defined benefit pension plans		4.3	5.0
Derivative financial assets and liabilities – net		4.6	2.9
Other		2.0	6.3
Changes in non-cash working capital	6	19.0	(204.5)
Net cash provided by (used in) operating activities		$175.1	$(15.3)
Investing activities
Property, plant and equipment expenditures	2	$(51.7)	$(106.9)
Proceeds from disposal of property, plant and equipment		—	5.1
Intangible assets expenditures	2	(8.8)	(22.4)
Net payments to equity accounted investees		(5.5)	(13.1)
Dividends received from equity accounted investees		7.1	20.1
Other		(12.2)	(3.4)
Net cash used in investing activities		$(71.1)	$(120.6)
Financing activities
Net proceeds from borrowing under revolving credit facilities		$—	$157.8
Proceeds from long-term debt		—	75.3
Repayment of long-term debt		(41.0)	(207.6)
Repayment of lease liabilities		(20.4)	(15.8)
Net proceeds from the issuance of common shares		10.3	10.0
Repurchase and cancellation of common shares	5	(39.0)	—
Other		(0.6)	(1.3)
Net cash (used in) provided by financing activities		$(90.7)	$18.4
Effect of foreign currency exchange differences on cash and cash equivalents		$3.0	$(5.0)
Net increase (decrease) in cash and cash equivalents		$16.3	$(122.5)
Cash and cash equivalents, beginning of period		552.4	293.7
Cash and cash equivalents, end of period		$568.7	$171.2

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE First Quarter Report 2027 I 29

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements
(Unaudited)
(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the Board of Directors on August 12, 2026.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF MATERIAL ACCOUNTING POLICIES
Nature of operations
CAE exists to make the world safer. CAE delivers cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter.

CAE Inc. and its subsidiaries’ (CAE or the Company) operations are managed through two segments:

(i)Civil Aviation – Provides comprehensive training solutions for flight, cabin, maintenance, ground personnel and air traffic controllers in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as airline operations digital solutions;
(ii)Defense and Security – A global training and simulation provider delivering scalable, platform-independent solutions that enable and enhance force readiness and security.

CAE Inc. is incorporated and domiciled in Canada with its registered and main office located at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE common shares are traded on the Toronto Stock Exchange (TSX) and on the Nasdaq Global Select Market (Nasdaq) under the symbol CAE.

Seasonality and cyclicality of the business
The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Company’s business, revenues and cash flows are affected by certain seasonal trends. In the Civil Aviation segment, the level of training delivered is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less, thus, driving lower revenues. In the Defense and Security segment, revenue and cash collection is not as consistent across quarters throughout the year as contract awards and availability of funding are influenced by customers’ budget cycles.

Basis of preparation
The material accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2026. These policies have been consistently applied to all periods presented. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2026.

The consolidated interim financial statements have been prepared in accordance with Part I of the CPA Canada Handbook ‑ Accounting, IFRS Accounting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34 – Interim Financial Reporting.

CAE Inc.’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency.

New and amended standards adopted by the Company
Amendments to IFRS 7 – Financial Statements Disclosures and IFRS 9 – Financial Instruments
In May 2024, the IASB issued amendments to IFRS 7 – Financial Statements Disclosures and IFRS 9 – Financial Instruments to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system, to clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion, add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets), and update the disclosures for equity instruments designated at FVOCI.

These amendments to IFRS 7 and IFRS 9 were applied for the first time on April 1, 2026 and had no material impact on the Company's consolidated financial statements.

Use of judgements, estimates and assumptions
The preparation of the consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated interim financial statements, as well as the reported amounts of revenues and expenses for the period reported. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2026.
30 I CAE First Quarter Report 2027

Notes to the Consolidated Interim Financial Statements

NOTE 2 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its two segments: Civil Aviation and Defense and Security. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has decided to disaggregate revenue from contracts with customers by segment, by products and services and by geographic regions as the Company believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Results by segment
The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is adjusted segment operating income. During the first quarter of fiscal 2027, adjusted segment operating income was revised to exclude the amortization of acquisition-related intangible assets. Adjusted segment operating income is calculated by taking operating income and adjusting for restructuring, integration and acquisition costs, amortization of acquisition‑related intangible assets, and impairments and other gains and losses arising from significant strategic transactions or specific events, which gives an indication of the profitability of each segment because it does not include the impact of items not specifically related to the segment’s performance.

The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of consumption when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

Specified items included in the segment profitability measure are as follows:

			Defense
	Civil Aviation		and Security		Total
Three months ended June 30	2026	2025	2026	2025	2026	2025
External revenue	$641.6	$607.7	$531.8	$490.9	$1,173.4	$1,098.6
Depreciation and amortization	90.4	86.9	30.1	26.8	120.5	113.7
Share of after-tax profit of equity accounted investees	9.3	14.0	7.7	7.6	17.0	21.6
Gross profit	209.3	201.1	133.6	107.2	342.9	308.3
Operating income	61.5	99.4	25.3	34.4	86.8	133.8
Adjusted segment operating income	106.1	123.0	50.5	46.3	156.6	169.3

Reconciliation of adjusted segment operating income is as follows:

			Defense
	Civil Aviation		and Security			Total
Three months ended June 30	2026	2025	2026	2025	2026	2025
Operating income	$61.5	$99.4	$25.3	$34.4	$86.8	$133.8
Restructuring, integration and acquisition costs	29.1	—	19.2	—	48.3	—
Amortization of acquisition-related intangible assets	15.5	15.4	6.0	6.1	21.5	21.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	—	8.2	—	5.8	—	14.0
Adjusted segment operating income	$106.1	$123.0	$50.5	$46.3	$156.6	$169.3

Capital expenditures by segment, which consist of property, plant and equipment expenditures and intangible assets expenditures (excluding those acquired in business combinations), are as follows:

	Three months ended June 30
	2026	2025
Civil Aviation	$26.0	$80.6
Defense and Security	34.5	48.7
Total capital expenditures	$60.5	$129.3

CAE First Quarter Report 2027 I 31

Notes to the Consolidated Interim Financial Statements

Assets and liabilities employed by segment
The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contract assets, inventories, prepayments, property, plant and equipment, right-of-use assets, intangible assets, investment in equity accounted investees, derivative financial assets and other non-current assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contract liabilities, derivative financial liabilities and other non-current liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

	June 30	March 31
	2026	2026
Assets employed
Civil Aviation	$6,912.2	$6,896.4
Defense and Security	3,004.7	3,046.5
Assets not included in assets employed by segment	1,261.1	1,204.9
Total assets	$11,178.0	$11,147.8
Liabilities employed
Civil Aviation	$1,158.6	$1,129.9
Defense and Security	996.9	1,074.9
Liabilities not included in liabilities employed by segment	3,539.2	3,554.9
Total liabilities	$5,694.7	$5,759.7

Products and services information
The Company's revenue from external customers for its products and services are as follows:

			Defense
	Civil Aviation		and Security		Total
Three months ended June 30	2026	2025	2026	2025	2026	2025
Products	$143.4	$154.1	$251.7	$221.6	$395.1	$375.7
Training, software and services	498.2	453.6	280.1	269.3	778.3	722.9
Total external revenue	$641.6	$607.7	$531.8	$490.9	$1,173.4	$1,098.6

32 I CAE First Quarter Report 2027

Notes to the Consolidated Interim Financial Statements

Geographic information
The Company markets its products and services globally. Revenues are attributed to geographical regions based on the location of customers. Non-current assets other than financial instruments, deferred tax assets and employee benefits assets are attributed to geographical regions based on the location of the assets, excluding goodwill. Goodwill is presented by geographical regions based on the Company’s allocation of the related purchase price.

	Three months ended June 30
	2026	2025
External revenue
Canada	$115.2	$113.2
United States	556.9	514.1
United Kingdom	69.8	64.1
Rest of Americas	25.5	27.5
Europe	197.7	142.6
Asia	146.5	191.7
Oceania and Africa	61.8	45.4
	$1,173.4	$1,098.6

	June 30	March 31
	2026	2026
Non-current assets other than financial instruments, deferred tax assets and employee benefits assets
Canada	$1,479.9	$1,496.2
United States	4,427.9	4,369.1
United Kingdom	399.0	394.8
Rest of Americas	230.5	222.5
Europe	1,224.5	1,229.2
Asia	571.1	570.1
Oceania and Africa	202.7	201.5
	$8,535.6	$8,483.4

NOTE 3 – RESTRUCTURING, INTEGRATION AND ACQUISITION COSTS

	Three months ended June 30
	2026	2025
Severances and other employee related costs	$28.1	$—
Impairment of non-financial assets	12.0	—
Other costs	8.2	—
Total restructuring, integration and acquisition costs	$48.3	$—

On November 11, 2025, the Company announced a transformation plan to simplify its structure, sharpen its focus and strengthen execution. The transformation focuses on streamlining the Company's organizational structure, assessing its portfolio, tightening its capital discipline, and optimizing its operational performance. During the first quarter of 2027, costs related to this program totalled $48.3 million and included $28.1 million of severances and other employee related costs and $12.0 million of impairment of non‑financial assets. Impairment of non‑financial assets included right-of-use assets of $3.9 million within Defense and Security, property, plant and equipment of $3.3 million within Civil Aviation and $2.2 million within Defense and Security, as well as a $2.6 million impairment of capitalized development costs mainly within Civil Aviation related to technologies no longer aligned with the Company’s strategic focus.

CAE First Quarter Report 2027 I 33

Notes to the Consolidated Interim Financial Statements

NOTE 4 – DEBT FACILITIES AND FINANCE EXPENSE – NET

	Three months ended June 30
	2026	2025
Finance expense:
Long-term debt (other than lease liabilities)	$32.0	$37.7
Lease liabilities	11.7	12.1
Other	7.4	11.2
Borrowing costs capitalized	—	(1.5)
Finance expense	$51.1	$59.5
Finance income:
Loans and investment in finance leases	$(3.3)	$(3.3)
Other	(2.3)	(1.6)
Finance income	$(5.6)	$(4.9)
Finance expense – net	$45.5	$54.6

Revolving credit facility extension
In June 2026, the Company extended the maturity date of its US$1.0 billion unsecured revolving credit facility until June 2031.

NOTE 5 – SHARE CAPITAL AND EARNINGS PER SHARE
Share capital
Repurchase and cancellation of common shares
On June 5, 2026, the Company announced the renewal of the normal course issuer bid program (NCIB) to purchase, for cancellation, up to 16,073,033 of its common shares. The NCIB began on June 10, 2026 and will end on June 9, 2027 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases may be made through the facilities of the TSX or the Nasdaq, or in such other manner as may be permitted under applicable stock exchange rules and securities laws, at the prevailing market price at the time of acquisition, plus brokerage fees. All common shares purchased pursuant to the NCIB will be cancelled.

During the three months ended June 30, 2026, the Company repurchased and cancelled a total of 1,107,279 common shares (2025 ‑ nil) under the NCIB, at a weighted average price of $35.26 per common share (2025 – nil), for a total consideration of $39.0 million (2025 – nil).

Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

	Three months ended June 30
	2026	2025
Weighted average number of common shares outstanding	321,508,660	320,370,583
Effect of dilutive stock options and other equity-settled share-based payments	625,228	748,633
Weighted average number of common shares outstanding
for diluted earnings per share calculation	322,133,888	321,119,216

For the three months ended June 30, 2026, stock options to acquire 446,607 common shares (2025 – 1,075,255) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

34 I CAE First Quarter Report 2027

Notes to the Consolidated Interim Financial Statements

NOTE 6 – SUPPLEMENTARY CASH FLOWS INFORMATION
Changes in non-cash working capital are as follows:

	Three months ended June 30
	2026	2025
Accounts receivable	$100.2	$52.3
Contract assets	34.2	(22.8)
Inventories	(13.0)	(25.0)
Prepayments	(19.2)	(17.7)
Income taxes	(0.2)	(4.5)
Accounts payable and accrued liabilities	(95.1)	(206.9)
Provisions	16.9	(6.3)
Contract liabilities	(4.8)	26.4
	$19.0	$(204.5)

Supplemental information:

	Three months ended June 30
	2026	2025
Interest paid	$38.5	$49.9
Interest received	5.4	5.3
Income taxes paid	10.2	13.6

NOTE 7 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
(i)The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;
(ii)The fair value of derivative instruments, which include forward contracts and swap agreements, is calculated as the present value of the estimated future cash flows using assumptions based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflects the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;
(iii)The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
(iv)The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(v)The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities.

Fair value hierarchy
The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

CAE First Quarter Report 2027 I 35

Notes to the Consolidated Interim Financial Statements

The carrying values and fair values of financial instruments, by category, are as follows:

		June 30			March 31
			2026		2026
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial assets (liabilities) measured at FVTPL
Cash and cash equivalents	Level 1	$568.7	$568.7	$552.4	$552.4
Equity swap agreements	Level 2	0.4	0.4	1.0	1.0
Forward foreign currency contracts	Level 2	(7.3)	(7.3)	(6.5)	(6.5)
Derivative assets (liabilities) designated in a hedge relationship
Foreign currency and interest rate swap agreements	Level 2	(14.5)	(14.5)	(10.0)	(10.0)
Forward foreign currency contracts	Level 2	(30.3)	(30.3)	(13.3)	(13.3)
Financial assets (liabilities) measured at amortized cost
Accounts receivable(1)	Level 2	476.6	476.6	579.2	579.2
Investment in finance leases	Level 2	151.4	141.4	149.9	145.1
Other non-current assets(2)	Level 2	82.3	82.3	76.2	76.2
Accounts payable and accrued liabilities(3)	Level 2	(632.7)	(632.7)	(699.9)	(699.9)
Total long-term debt(4)	Level 2	(2,466.5)	(2,475.6)	(2,477.1)	(2,488.3)
Other non-current liabilities(5)	Level 2	(63.8)	(61.0)	(72.6)	(65.3)
Financial assets measured at FVOCI
Equity investments	Level 3	1.4	1.4	1.4	1.4
		$(1,934.3)	$(1,950.6)	$(1,919.3)	$(1,928.0)
(1) Includes trade receivables, accrued receivables and certain other receivables.
(2) Includes non-current receivables and certain other non-current assets.
(3) Includes trade accounts payable, accrued liabilities, interest payable and current royalty obligations.
(4) Excludes lease liabilities. The carrying value of long-term debt excludes transaction costs.
(5) Includes non-current royalty obligations and other non-current liabilities.

During the three months ended June 30, 2026, there were no significant changes in level 3 financial instruments.

36 I CAE First Quarter Report 2027